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Independent auditor's report to the general meeting of Nyxoah SA for the year ended 31 December 2022

In the context of the statutory audit of the Annual Accounts of Nyxoah SA (the "Company"), we report to you as statutory auditor. This report includes our opinion on the balance sheet as at 31 December 2022, the income statement for the year ended 31 December 2022 and the disclosures (all elements together the "Annual Accounts") as well as our report on other legal and regulatory requirements. These two reports are considered one report and are inseparable.

We have been appointed as statutory auditor by the shareholders' meeting of 8 June 2022, in accordance with the proposition by the Board of Directors following recommendation of the Audit Committee. Our mandate expires at the shareholders' meeting that will deliberate on the Annual Accounts for the year ending 31 December 2024. We performed the statutory audit of the Annual Accounts of the Company during 7 consecutive years.

Report on the audit of the Annual Accounts

Unqualified opinion

We have audited the Annual Accounts of Nyxoah SA, that comprise of the balance sheet on 31 December 2022, the income statement of the year and the disclosures, which show a balance sheet total of € 142.202.429 and of which the income statement shows a loss for the year of € 29.625.819.

In our opinion, the Annual Accounts give a true and fair view of the Company's net equity and financial position as at 31 December 2022, and of its results for the year then ended, prepared in accordance with the financial reporting framework applicable in Belgium.

Basis for the unqualified opinion

We conducted our audit in accordance with International Standards on Auditing ("ISA's") applicable in Belgium. In addition, we have applied the ISA's approved by the International Auditing and Assurance Standards Board ("IAASB") that apply at the current year-end date and have not yet been approved at national level. Our responsibilities under those standards are further described in the "Our responsibilities for the audit of the Annual Accounts" section of our report.

We have complied with all ethical requirements that are relevant to our audit of the Annual Accounts in Belgium, including those with respect to independence.

We have obtained from the Board of Directors and the officials of the Company the explanations and information necessary for the performance of our audit and we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Annual Accounts of the current reporting period.

These matters were addressed in the context of our audit of the Annual Accounts as a whole and in forming our opinion thereon, and consequently we do not provide a separate opinion on these matters.

Valuation of Intangible assets related to the Genio® system

Description of the key audit matter

As at 31 December 2022, the Genio® System intangible assets representing capitalized costs for the development of the system amounted to approximately €37.7 million. As detailed in note C-cap 6.19 of the valuation rules of the Annual Accounts, intangible assets under development are subject to an annual impairment test. The fair value of the asset is measured using assumptions, the most significant of which are revenue growth and the discount rate.

The audit of these assumptions is complex as they are determined by management and are subjective and sensitive in nature. We note that the Genio® System has not yet been approved in some important markets, such as the US market, and regulatory approval may take longer to obtain than expected. As a result, the revenue growth assumption is sensitive to a higher level of management subjectivity. The audit of the discount rate used by management is also complex, as it depends on the inherent risk of the industry in which the Company operates, as well as the uncertainty associated with the outcome of the research and development process.

Summary of audit procedures performed

- We obtained an understanding of management's process for determining significant assumptions, model selection, and the evaluation of the data used to develop these assumptions.
- With the assistance of our internal specialists, we tested the significant assumptions as described above (revenue growth and discount rate), comparing these assumptions with market and industry data, and the completeness and accuracy of the data used.
- We performed a sensitivity test on these assumptions, again with the help of our internal specialists.
- We tested all revenue growth assumptions against the business plan prepared by management, publicly available industry data and other internal information to assess their consistency.
- We read and assessed the minutes of the Board of Directors, including its annexes, to confirm the estimated revenue growth.
- Finally, we have read and assessed note C-cap 6.19 of the Statutory Accounts in order to verify the completeness of the information described therein.

Responsibilities of the Board of Directors for the preparation of the Annual Accounts

The Board of Directors is responsible for the preparation of the Annual Accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium and for such internal controls relevant to the preparation of the Annual Accounts that are free from material misstatement, whether due to fraud or error.

As part of the preparation of Annual Accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, and provide, if applicable, information on matters impacting going concern, The Board of Directors should prepare the financial statements using the going concern basis of accounting, unless the Board of Directors either intends to liquidate the Company or to cease business operations, or has no realistic alternative but to do so.

Our responsibilities for the audit of the Annual Accounts

Our objectives are to obtain reasonable assurance whether the Annual Accounts are free from material misstatement, whether due to fraud or error, and to express an opinion on these Annual Accounts based on our audit. Reasonable assurance is a high level of assurance, but not a guarantee that an audit conducted in accordance with the ISA's will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Annual Accounts.

In performing our audit, we comply with the legal, regulatory and normative framework that applies to the audit of the Annual Accounts in Belgium. However, a statutory audit does not provide assurance about the future viability of the Company, nor about the efficiency or effectiveness with which the board of directors has taken or will undertake the Company's business operations. Our responsibilities with regards to the going concern assumption used by the board of directors are described below.

As part of an audit in accordance with ISA's, we exercise professional judgment and we maintain professional skepticism throughout the audit. We also perform the following tasks:

- identification and assessment of the risks of material misstatement of the Annual Accounts, whether due to fraud or error, the planning and execution of audit procedures to respond to these risks and obtain audit evidence which is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatements resulting from fraud is higher than when such misstatements result from errors, since fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtaining insight in the system of internal controls that are relevant for the audit and with the objective to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluating the selected and applied accounting policies, and evaluating the reasonability of the accounting estimates and related disclosures made by the Board of Directors as well as the underlying information given by the Board of Directors;
- conclude on the appropriateness of the Board of Directors' use of the going-concern basis of accounting, and based on the audit evidence obtained, whether or not a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going
- concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Annual Accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on audit evidence obtained up to the date of the auditor's report. However, future events or conditions may cause the Company to cease to continue as a going-concern;
- evaluating the overall presentation, structure and content of the Annual Accounts, and evaluating whether the Annual Accounts reflect a true and fair view of the underlying transactions and events.

We communicate with the Audit Committee within the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide the Audit Committee within the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee within the Board of Directors, we determine those matters that were of most significance in the audit of the Annual Accounts of the current period and are therefore the key audit matters. We describe these matters in our report, unless the law or regulations prohibit this.

Report on other legal and regulatory requirements

Responsibilities of the Board of Directors

The Board of Directors is responsible for the preparation and the content of the Board of Directors' report on the Annual Accounts, the compliance with the legal and regulatory requirements regarding bookkeeping, as well as compliance with the Code of companies and associations and with the Company's articles of association.

Responsibilities of the statutory auditor

In the context of our mandate and in accordance with the additional standard to the ISA's applicable in Belgium, it is our responsibility to verify, in all material respects, the Board of Directors' report on the Annual Accounts, the compliance with the legal and regulatory requirements regarding bookkeeping,

as well as compliance with the Code of companies and associations and with the Company's articles of association, as well as to report on these matters.

Aspects relating to Board of Directors' report

In our opinion, after carrying out specific procedures on the Board of Directors' report, the Board of Directors' report is consistent with the Annual Accounts and has been prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations.

In the context of our audit of the Annual Accounts, we are also responsible to consider whether, based on the information that we became aware of during the performance of our audit, the Board of Directors' report contains any material inconsistencies or contains information that is inaccurate or otherwise misleading. In light of the work performed, there are no material inconsistencies to be reported.

Aspects relating to the social balance sheet

The social balance sheet, to be published in accordance with article 3:12, § 1, 8° of the Code of companies and associations, includes both in form and in substance the required information as prescribed by the Code of companies and associations and does not contain any material inconsistencies compared to the information, we have in our audit files.

Independence matters

Our audit firm and our network have not performed any services that are not compatible with the statutory audit of the Annual Accounts and have remained independent of the Company during the course of our mandate.

The fees related to additional services which are compatible with the audit of the Annual Accounts as referred to in Article 3:65 of the Code of companies and associations were duly itemized and valued in the notes to the Annual Accounts.

Other communications

- Without prejudice to certain formal aspects of minor importance, the accounting records were maintained in accordance with the legal and regulatory requirements applicable in Belgium.
- The appropriation of the results proposed to the general meeting complies with the relevant requirements of the law and the Company's articles of association.
- There are no transactions undertaken or decisions taken in breach of the articles of association or of the Code of companies and associations that we have to report to you with the exception of the timely deposit of the statutory accounts in accordance with article 3:10 of the Code of companies and associations.
- This report is consistent with our supplementary declaration to the Audit Committee as specified in article 11 of the regulation (EU) nr 537/2014.

Diegem, 22 March 2023

EY Bedrijfsrevisoren BV
Statutory auditor
Represented by

Carlo-Sébastien D'Addario *
Partner
*Acting on behalf of a BV/SRL

23CSD0068